UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Redemption of 2024 Notes

On October 21, 2019, Camelot Finance S.A., a subsidiary of Clarivate Analytics Plc (“Clarivate”), sent a notice of conditional full redemption to Wilmington Trust, National Association, as trustee, for all $500 million outstanding of its 7.875% Senior Notes due 2024 (144A/Reg S CUSIP: 13323A AA8/L1408L AA4, 144A/Reg S ISIN: US13323AAA88/ USL1408LAA46), originally issued on October 3, 2016 (the “2024 Notes”), at a cash redemption price to be calculated as provided in the 2024 Notes, plus accrued and unpaid interest to the expected redemption date of October 31, 2019. The redemption is conditioned upon the completion of one or more debt financing transactions and refinancing of Clarivate’s existing credit facilities generating net proceeds to fund the redemption price. Upon completion of the redemption, no 2024 Notes will remain outstanding. This Report on Form 6-K does not constitute a notice of redemption of the 2024 Notes.

No Incorporation by Reference

This Report on Form 6-K shall not be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: October 21, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer